Exhibit 99.1

1 Corporate Presentation August 2022 Nasdaq: NRSN

Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only. 2 Disclaimer This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. Forward looking statements made in this presentation include statements about the market for therapeutics targeting neurodegenerative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission on April 14, 2022. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or otherwise.

3 NeuroSense is a Leader in Developing Novel Combination Therapies for Highly Debilitating Neurodegenerative Diseases Inspiration Inception Innovation Strong ALS Pre - clinical Results ; Significant ALS novel biomarker data Commenced ALS Phase IIb after successful completion of Phase IIa Patent Granted, 2 Pending; Orphan Designation Granted (FDA & EMA) Novel formulation of approved drugs for multi - targeted approach FDA: 505(b)(2) pathway Pipeline programs for Parkinson's and Alzheimer's

4 An Innovative Approach Gene Therapy Strategy Antisense Molecular Strategy Antibodies Chemical Strategy Small molecules Cell Based Strategy Cell and Gene therapies Combined Therapeutic Strategy Targeting Multiple Pathways ALS Drugs in Trials

5 Experienced Leadership Head of Scientific Program Shiran Zimri, PhD CMO Ferenc Tracik, MD CEO, Board Member Alon Ben - Noon Chairman of the Board Mark Leuchtenberger CFO Or Eisenberg Niva Russek - Blum, PhD VP Discovery & IP Generator VP BD Nedira Salzman Head of Regulatory Affairs Diana Shtossel

6 Scientific Advisory Board Prof. Jeremy Shefner (Chair) • Senior VP at the Barrow Neurological Institute • Chair of the Department of Neurology Dr. Jinsy Andrews • Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University • Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz • Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS • Professor of Neurology at Harvard Medical School Dr. Jeffery Rosenfeld • Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine • Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman • Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont • Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS

7 NeuroSense’s Development Pipeline ALS: Amyotrophic Lateral Sclerosis, AD: Alzheimer's Disease, PD: Parkinson’s Disease • PK Study Data Q3 2022 • Topline Data Phase IIb Q2 2023 • Initiate Phase III in H2 2023 • Complete Pre - clinical Studies Ahead of Planned Phase I/II • Complete Pre - Clinical Studies Ahead of Phase I/II

8 ALS in Numbers Growth in Patients by 2040 in the US and EU >80 , 000 ALS Patients in NeuroSense’s planned target market +5 , 000 People are diagnosed with ALS each year (US) ALS is an incurable neurodegenerative disease causing complete paralysis and ultimately death within 2 - 5 years from diagnosis >$1B Annual burden in the US alone 1 2 ~24% 2 3 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016 3. Cost of illness for neuromuscular diseases in the United States, Muscle & Nerve, 2013

9 The People Behind The Numbers Shay: Oct. 2016

10 Current Treatments Show Limited Efficacy Phase 3 Clinical trials in the past 15 years have failed, we believe, due mainly to: A NEW APPROACH WAS NEEDED A Combined Therapeutic Strategy Targeting Multiple Pathways Single Target - Aiming for only one target in complex diseases with multiple mechanisms Current Treatments Two FDA approved drugs, Riluzole and Edaravone, both known to have mild effect on prolonging lifespan or improving patients’ quality of life and independence

11 NeuroSense's Lead Candidate: PrimeC Two Compounds - One Potentially Powerful Outcome NeuroSense’s Flagship Treatment A novel formulation , consisting of specific doses of two FDA - approved drugs, Ciprofloxacin & Celecoxib, designed to work synergistically on more than one target : • Regulating microRNA synthesis • Affecting iron accumulation • Reducing neuroinflammation 1. Management estimate $3.2B Annual market potential 1

12 PrimeC – Mechanism of Action PrimeC is a novel formulation of : Celecoxib - an NSAID that inhibits COX - 2 enzyme, reducing inflammatory processes, glutamate excitotoxicity and oxidative stress, among others Ciprofloxacin - a fluoroquinolone family member, inducing Dicer activity, regulating microRNA synthesis and reducing iron accumulation

13 Pre - Clinical Results in a Key Animal Model PrimeC treatment: x Improved motor performance of both SOD1 and TDP - 43, widely accepted models, by 84% and 110% respectively x Recovered impaired motor neurons morphology x Recovered abnormal neuromuscular junction structure x Preserved the ramified morphology of microglia cells 1. Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020. PrimeC improved locomotor and cellular deficits of ALS zebrafish models, indicating a neuroprotective effect 1

14 Pre - Clinical Results in Zebrafish, a Key Animal Model for ALS: 1. Improved motor performance 2. Recovered neuronal structure Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020 *mSOD1 - Mutation in sod1 gene is prevalent in ALS

15 Phase 2a Trial Design Prof. Vivian Drory NST002: Tel Aviv Sourasky Medical Center Safety Blood test, electrocardiogram (ECG), urea, vital signs, adverse events (AE) Efficacy ALSFRS - R - Revised ALS Functional Rating Scale – 0 - 48 FVC - Forced Vital Capacity Biomarkers Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action NST002 15 patients , 12 months dosing, clinic visit every 3 months, phone visit every 1.5 months

16 * P ooled R esource O pen - A ccess ALS C linical T rials Database All patients completing the trial have opted to continue into an extension study with PrimeC Exploratory Endpoint: PrimeC vs. PRO - ACT* (matched) The trial was conducted with an intermediate formulation and dose PrimeC Reduced the Rate of Decline

17 Phase IIa Clinical Trial: PrimeC intermediate formulation Primary endpoint met, exploratory endpoints showed positive results with PrimeC x Reduced Functional and Respiratory Deterioration x Significant changes in ALS - related biomarkers x Well Tolerated, No Drug Related SAEs

NST002 ALS Biomarkers: Stage I: Case study experiment: Analysis of ALS pathology – healthy vs ALS blood samples Stage II: NST002 clinical study: Assessing the Effect of PrimeC on Key Biomarkers Stage III: Longitudinal non - treated study: Reinforcing the characterization of NRSN cassette of biomarkers, indirect placebo control

Phase IIa NST002 Trial Biomarker Analysis Statistically Significant Results Following Treatment with PrimeC PrimeC’s effect on Biomarkers may lead to: 1. Patient Stratification 2. Precision medicine

All measurements of exosome protein are in ng/ml Characterization of Novel ALS Biomarkers in Blood Samples Impaired Autophagy Lysosomal Dysfunction TDP - 43 Accumulation miRNA Dysregulation Iron Accumulation Neuroinflammation

Significantly Alters Key ALS Biomarkers Neuroinflammation TDP - 43 Accumulation Treated: Patients from NRSN Phase IIa clinical trial who received PrimeC Non - treated: Matched patients on standard of care

NST003 – Phase IIb Study in ALS Clinical Visit N = 69 2 : 1 0 Months 6 2 4 Clinical Visit Clinical Visit BL Visit OLE A Phase IIb, Randomized, Prospective, Double - Blind, Placebo - Controlled Study, to Evaluate Safety, Tolerability and Efficacy of PrimeC in Subjects with ALS PrimeC PrimeC Only Placebo *OLE - Open Label Extention Double - Blind

NST003 – Endpoints Safety & Tolerability Primary Efficacy Secondary Efficacy x ALSFRS - R x SVC x ALSSQOL - SF x PROMIS 10 x Survival x PROOF x MMT x Advese Events x Vital Signs x ECG x Clinical Lab Evaluations

US Italy Israel

Planned Development Timeline • AD Pre - clinical studies completion • PD Pre - clinical studies completion • Commenced multi - dose PK study • Expected: • Complete ALS Phase IIb clinical trial enrollment • ALS Phase IIb clinical trial top - line results • ALS End of Phase II meeting • ALS Phase III clinical trial initiation H1 / 2022 H2 / 2022 H1 / 2023 H2 / 2023 Achieved: x ALS Phase IIb study initiated & enrollment commenced x FDA IND Clearance for PrimeC - PK study single dose completed successfully x In - life 90 - day Toxicology study completed successfully x Stage III of ALS biomarker study completed with positive results x Alzheimer’s biomarker study completed with preliminary positive results x Patents granted in the US, Australia and Canada ; Patent 25 allowance in Europe AD PD ALS

26 High Level Gantt Q1 Q2 2022 Q3 Q4 Q1 Q2 2023 Q3 Q4 Discovery R&D activities (Biomarkers AD / PD) 90 days Tox Study PK Study Potential PoC clinical studies for AD and PD PK Batch. IND Sub. Ph II Batch. IRB Sub. Top - Line End of Ph II Results meeting Ph III Initiation ALS PhaseIIb Clinical Trial PhaseIIb - flexible design, could turn into a Pivotal study for approval , pending the changing regulatory environment R&D activities (Biomarkers AD / PD)

27 Intellectual Property Overview Patent / Application # US 10,980,780 Subject Methods for Treating ALS using Combinations of Celecoxib and Ciprofloxacin Type Method for treatment Jurisdiction United States Status Granted Expiry Date June 2038 AU 2018287021 Compositions comprising an anti - inflammatory drug and a dicer activator for use in the treatment of neuronal diseases Combination for use Australia Granted June 2038 CA 3,068,149 Combination for use Canada Granted June 2038 EPO 18753256.9 Combination for use European Patent Office Allowed June 2038 JP 2019 - 571513 Combination for use Japan Pending June 2038 IL 271592 Combination for use Israel Pending June 2038 US 16/623,467 Method for treatment United States Pending June 2038 US 63/257,130 Methods for Treating neurodegenerative disorders using Combinations of Celecoxib and Ciprofloxacin Composition Comprising Ciprofloxacin and Celecoxib Formulation USPTO Provisional October 2042

28 NRSN – Highlights Summary x Novel formulation addresses multiple targets in a synergistic manner x Promising Phase IIa efficacy results x Statistically significant biomarker data which correlates to a meaningful clinical effect x Patents granted and additional IP coverage (valid until 2038) x Funded beyond the expected completion of Phase IIb ALS study x Strong pipeline with short, mid and long term developments in big market indications

29 Fun Facts: Management Team 66% of Board members are US based with vast experience in Biotech public companies 50% of NeuroSense Board Members are Women >70% of NeuroSense team are Women

30 THANK YOU! For more information: www.NeuroSense - tx.com info@NeuroSense - tx.com